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TYPE:  425
SEQUENCE:  1
DESCRIPTION:  Letter to shareholders

                                                           Filed by: NTELOS Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: NTELOS Inc.
                                                   Commission File No. 000-16751

[NTELOS Logo]                                                   [Conestoga Logo]

                                                              September 19, 2001

Dear Shareholder:

We are pleased to report that NTELOS Inc. and Conestoga Enterprises, Inc. have signed a definitive merger agreement to merge our two companies. This merger represents another important step as we execute our Mid-Atlantic Integrated Communication Provider strategy. The combined company will have over 135,000 ILEC and 40,000 CLEC access lines and, equally important, the Conestoga management team and organization will provide an established base of operations for our expansion in Pennsylvania. The merger is subject to shareholder and regulatory approvals and other customary closing conditions. Information about the merger can be found on our web site at www.ntelos.com. Additional information on Conestoga can be found on its website at www.ceni.com.

We have scheduled presentations for shareholders, local brokers and investment advisors to provide an update on the merger and other business activities. You are invited to attend a presentation at one of the following locations:

     Roanoke             Richmond       Staunton
     Hotel Roanoke       Omni Hotel     Holiday Inn
     Oct. 2              Oct. 11        Oct. 11
     11:30 am            11:30 am       4:30 pm

Please RSVP by September 24, 2001. You can e-mail your response to investor@ntelos.com or dial 1-888-221-4239 (locally dial 946-3501) and ask for Susan Sweet.

We look forward to meeting with you. Thank you for your continued support and interest in NTELOS Inc.





          /s/  James S. Quarforth        /s/  Albert H. Kramer
          Chief Executive Officer        President
          NTELOS Inc.                    Conestoga Enterprises, Inc.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ NTELOS' REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS relating to the merger transaction described above BECAUSE THEY CONTAIN or will contain IMPORTANT INFORMATION. THE REGISTRATION STATEMENT WAS FILED INITIALLY WITH THE COMMISSION ON SEPTEMBER 18, 2001 AND WILL BE AMENDED BEFORE MAILING TO SHAREHOLDERS. Investors and security holders may obtain a free copy at the Commission's web site at www.sec.gov. The documents filed with the Commission by NTELOS may also be obtained for free from NTELOS by directing a request to NTELOS Inc., P. O. Box 1990, Waynesboro, Virginia 22980, Attn:
Investor Relations, telephone: (540) 946-3500. Certain of these documents may also be available on NTELOS' website at www.ntelos.com. READ THE DEFINITIVE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.